Exhibit 10.1

VIA EMAIL

July 20, 2012

Mr. Bill Noon

421 Woodland Trail

Lindenhurst, IL 60046

Dear Bill,

You are an important and valuable member of our team, and I believe you play an important role as we continue to build Mattersight. As a result, I am pleased that we have been able to negotiate the terms, documented in this letter, for your continued employment with Mattersight. Except as documented in this letter, there are no other modifications to the terms of your Executive Employment Agreement dated May 23, 2012 (the “Agreement”), which will otherwise remain in full force and effect for the duration of the Commitment Period (as defined below).

Effective Monday, July 23rd, your new title will be Vice President of Finance and you will report directly to Mark Iserloth, as Chief Financial Officer. You, Mark, and I will work together to establish your specific duties in this role, but you understand that Investor Relations and Human Resources will be Mark’s responsibility.

You agree to commit to remain at Mattersight in this role (and not exercise your right under Section 2(b)(ii)(C) of the Agreement to terminate your employment for Good Reason with respect to your appointment as Vice President of Finance) for a period of not less than twelve (12) months from the date of this letter (the “Commitment Period”). Because of this commitment on your part, Mattersight and you hereby agree to extend the timeframe during which you may elect to terminate your employment for Good Reason under Section 2(b)(ii)(C) of the Agreement to thirty (30) days after the end of the Commitment Period. At the end of the Commitment Period, we will either negotiate an extension to the Commitment Period, or you may elect to terminate your employment for Good Reason within the thirty (30) day period following expiration of the Commitment Period and receive the severance benefits provided in the Agreement. Should we agree to extend the Commitment Period, we will execute a new letter agreement to that effect. You acknowledge that you will not receive severance should you elect to terminate your employment prior to the end of the Commitment Period (other than for Good Reason not related to your appointment as Vice President of Finance). For the avoidance of doubt, nothing in the preceding paragraph is intended as a waiver of Mattersight’s right to terminate your employment for Cause under the terms of the Agreement, in the unlikely event a basis therefor arises during the Commitment Period.

In addition, subject to approval of the Compensation Committee, you will be granted options to purchase an additional 20,000 shares of Mattersight common stock. These options will vest quarterly over a period of four (4) years, commencing on August 31, 2012. The option grant will be subject to the terms of Mattersight’s standard option agreement and therefore will cease vesting upon termination of your employment, except for the accelerated vesting that is a component of your severance package, to the extent that becomes applicable.

If the terms described above accurately reflect our agreement, please sign this letter and return it via email to Chris Carsen at chris.carsen@mattersight.com.

Sincerely,

/s/ Kelly Conway

Kelly Conway

President & CEO, Mattersight Corporation

ACCEPTED BY:

/s/ William B. Noon	7/20/12
William B. Noon	Date